UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13D
(Amendment No. 1)*

CBAK ENERGY TECHNOLOGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

14986C 102
(CUSIP Number)

Yunfei Li
BAK Industrial Park, Meigui Street, Huayuankou Economic Zone,
Dalian, China 116422
86-411-39185985
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2017
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 14986C 102

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yunfei Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [__]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,926,018(1)
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	3,926,018 (1)
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,926,018 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Including 30,000 restricted shares of the Company’s common stock which were granted to the Reporting Person on June 30, 2015 and 150,000 restricted shares of the Company’s common stock under the Company’s 2015 Equity Incentive Plan (“2015 Plan”). The 30,000 restricted shares vest over a three year period in 12 equal quarterly installments with the first vesting date on June 30, 2015 and the 150,000 restricted shares vest semi-annually in 6 equal installments over a three year period with the first vesting on December 31, 2016.

(2) Based on 26,252,986 shares of common stock that are deemed to be outstanding (including 6,403,518 shares to be issued pursuant to the securities purchase agreement that the Company entered into with certain investors, including the Reporting Person, on May 31, 2017 and all of the restricted shares granted to the Reporting Person that have not been vested).

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to the common stock, par value $0.001 per share (the "Common Stock") of CBAK Energy Technology, Inc. (the “Company”).

This Amendment No. 1 is being filed by Yunfei Li (the “Reporting Person”) to amend and supplement the Reporting Person’s Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") on March 14, 2016 (the "Schedule 13D"). Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of Schedule 13D is hereby amended and restated in its entirety as follows:

The name of the issuer is CBAK Energy Technology, Inc., a Nevada corporation (the "Company"), which has its principal executive offices at BAK Industrial Park, Meigui Street, Huayuankou Economic Zone, Dalian, China 116422. This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of the Company.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented by adding the following at the end thereof:

On April 19, 2016, pursuant to the 2015 Plan, the Company granted Mr. Li an aggregate of 150,000 restricted shares of the Company’s Common Stock. The restricted shares vest semi-annually in 6 equal installments over a three year period with the first vesting on December 31, 2016.

On May 31, 2017, Mr. Li entered into a securities purchase agreement with the Company (the “Securities Purchase Agreement”), pursuant to which, Mr. Li acquired 764,018 shares of Common Stock at a purchase price of $1.50 per share for a total of $1,146,027. Such purchase was funded from Mr. Li’s personal funds.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is supplemented by adding the following at the end thereof:

The Reporting Person acquired Common Stock as described in Item 3 above for investment purposes. Subject to applicable legal requirements, the Reporting Person may purchase additional securities of the Company from time to time in open market or private transactions, depending on his evaluation of the Company’s business, prospects and financial condition, the market for the Company’s securities, other developments concerning the Company, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Person may dispose of all or a portion of his securities of the Company at any time.

Other than as described above in Item 3 and Item 4 or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Person does not have any plan or proposal relating to or that would result in any of the events or matters described in part (a) through (j) of Item 4 of the Statement on Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) – (b) As of the date of this statement, the Reporting Person beneficially owns 3,926,018 shares of Common Stock, representing approximately 15.0% of the outstanding Common Stock of the Company (based on 26,252,986 shares of Common Stock outstanding), as to which he has sole voting and dispositive powers.

(c) Other than the transactions described Item 3 above, the Reporting Person has not been involved in any transactions involving Common Stock of the Company in the last 60 days.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The description of the principal terms of the Securities Purchase Agreement, dated May 31, 2017, under Item 3 is incorporated herein by reference in its entirety.

To the best knowledge of the Reporting Person, except as provided herein and in the Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description

99.3	Form of Securities Purchase Agreement (incorporate by reference to Exhibit 10.1 to Current Report on Form 8-K filed on June 1, 2017)

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2017

/s/ Yunfei Li
Yunfei Li